Financial Statements and Supplemental Schedule

NSTAR Savings Plan

Years ended December 31, 2013 and 2012

with Report of Independent Registered Public Accounting Firm

NSTAR Savings Plan

Financial Statements and Supplemental Schedule

Contents

Report of Independent Registered Public Accounting Firm

1

Financial Statements:

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule:

Form 5500 Schedule H, Part IV, Line 4(j) – Schedule of Reportable Transactions

14

Signature

15

Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm - Fiondella, Milone & LaSaracina LLP

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of

NSTAR Savings Plan

We have audited the accompanying statements of net assets available for benefits of the NSTAR Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of reportable transactions as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut

June 25, 2014

NSTAR Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
(Thousands of Dollars)	2013	2012
Assets:
Investments, at Fair Value:
Registered Investment Companies	$ -	$ 495,248
Northeast Utilities Common Shares Fund	-	396,501
Investments Held by Brokerage Link	-	49,151
Cash and Cash Equivalents	-	17
Total Investments	-	940,917

Receivables:
Notes Receivable from Participants	-	19,911
Receivable from Broker for Securities Sold	-	3,441
Employee Contributions Receivable	-	812
Employer Contributions Receivable	-	252
Total Receivables	-	24,416

Liabilities:
Liabilities for Securities Purchased	-	(3,678)
Total Liabilities	-	(3,678)

Net Assets Available for Benefits	$ -	$ 961,655

See accompanying notes to financial statements.

NSTAR Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
(Thousands of Dollars)	2013	2012
Additions:
Employee Contributions (Including Rollover Contributions)	$ 30,558	$ 32,595
Employer Contributions	10,395	10,834
Total Contributions	40,953	43,429

Net Appreciation in the Fair Value of Investments	138,607	83,709
Interest and Dividend Income	37,396	27,419
Other Income	525	-
Total Additions	217,481	154,557

Deductions:
Distributions to Participants	(102,467)	(75,377)
Administrative Expenses	(48)	(10)
Total Deductions	(102,515)	(75,387)
Net Increase	114,966	79,170

Transfer to Northeast Utilities Service Company 401k Plan	(1,076,621)	-

Net Assets Available for Benefits, Beginning of Year	961,655	882,485

Net Assets Available for Benefits, End of Year	$ -	$ 961,655

See accompanying notes to financial statements.

NSTAR Savings Plan

Notes to Financial Statements

1.  Plan Description

The following description of the NSTAR Savings Plan (the Plan) provides only general information. Benefits for eligible Plan participants (Participants) are determined in accordance with the Plan document. Participants should refer to the Plan document for a more complete description of the Plan. Features of the Plan are described below.

General

The Plan is administered by the Senior Vice President – Human Resources (the Administrator) of the Northeast Utilities Service Company (NUSCO or the Company), who is empowered to decide questions of eligibility and make other interpretations under the Plan at their discretion. The fiduciaries with respect to the Plan are NUSCO, the Plan Sponsor, the Administrator, the NUSCO Investment Management Committee, and the Plan Trustee, as defined below. The Company is responsible for determining who has the power to amend and terminate the Plan and certain other duties. The NUSCO Investment Management Committee is responsible for establishing and implementing Plan investment policies. This Committee selects investment fund options available to participants under the Plan, and monitors the performance and operations of Plan investment managers and the Plan trustee.

Plan investment assets are held in trust by Fidelity Management Trust Company (Fidelity), the Plan Trustee. Plan records are maintained by an affiliate, Fidelity Investments Institutional Operations Company, Inc., the Plan record keeper. The Trustee retains the Plan assets and makes distributions as instructed by the Committee or its designee. The Investment Management Committee is responsible for appointing and removing the Plan Trustee.

The Plan provides retirement benefits for participating eligible employees through a program of salary-deferral contributions and limited matching employer contributions. The Plan has been amended from time to time, most recently effective September 27, 2012. The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC), as amended, and utilizes the federal income tax deferral features of Section 401(k) of the IRC. Management believes the Plan continues to be operated in accordance with ERISA and the applicable IRC sections.

Effective December 31, 2013, all of the assets and liabilities of the Plan were transferred to the Northeast Utilities Service Company 401k Plan. Effective January 1, 2014, the Plan merged with the Northeast Utilities Service Company 401k Plan.

NSTAR Savings Plan

Notes to Financial Statements (continued)

1.  Plan Description (continued)

Contributions

Active NSTAR employees, excluding specific groups of employees, as defined in the Plan document, are eligible to participate in the Plan following the completion of one hour of service. Employees covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining must be regularly scheduled to work at least twenty hours per week in order to be eligible to participate in the Plan.

Participants in the Plan may contribute from one percent to 50 percent of their eligible compensation on a pre-tax basis, up to the annual Internal Revenue Service (IRS) limit ($17,500 and $17,000 for 2013 and 2012, respectively). Participants can change the level of their deferral contributions at any time. Beginning November 1, 2012, certain eligible participants are also able to make Roth 401(k) after-tax contributions to the Plan. For the Plan year ended December 31, 2013, the employer matching contribution was equal to 50 percent up to the first eight percent of a Participant’s eligible compensation contributed into the Plan. The matching funds are invested in the Northeast Utilities (NU) Common Share Fund, and there are no restrictions on Participants transferring these funds to other Plan investments.

Certain participants are able to contribute up to the annual IRS limit with respect to so-called pre-tax "catch-up" contributions to the Plan. Catch-up contributions are additional pre-tax contributions of up to $5,500 for Participants who are at least age 50 during the plan year, subject to certain limitations.

Participants are permitted to roll-over account balances from other qualified plans, subject to provisions of the Plan.

Investment Options

Investment options available during 2013 were as follows:

1.

NU Common Shares Fund (comprised of Company shares and a money market fund)

2.

Fidelity Asset Manager 50% Fund

3.

Fidelity Retirement Government Money Market Portfolio

4.

Fidelity Retirement Money Market

5.

Fidelity Spartan 500 Index Fund – Institutional Class

6.

Fidelity Intermediate Bond Fund

7.

Fidelity International Discovery K Fund

8.

Fidelity Growth Company K Fund

9.

Fidelity Mid-Cap Stock K Fund

10.

Morgan Stanley Institutional Fund, Inc. – Small Company Growth Portfolio – Class I (the "MSI Fund”)

11.

Vanguard Windsor II Fund – Admiral Shares

12.

Fidelity Brokerage Link

13.

Fidelity Low-Priced Stock K Fund

NSTAR Savings Plan

Notes to Financial Statements (continued)

1.  Plan Description (continued)

Investment Options (continued)

Fidelity Brokerage Link is a self-directed brokerage account through which Participants are able to invest in a variety of securities, including registered investment companies, money market funds, common stock, preferred stock, rights/warrants, corporate and government bonds, exchange-traded options, limited partnerships and certificates of deposit. Participant contributions and investment earnings remain available for Participant direction.

Dividends

Participants are permitted to reinvest NU common share dividends allocated to the NU Common Shares Fund or to receive the distribution of those dividends in cash, or a combination of both options, subject to a freeze period beginning seven days prior to the date any dividend is paid. During this seven-day period, Participants cannot change this election. If Participants elect to receive dividends in cash, they will be invested in the Fidelity Retirement Money Market Portfolio. Effective April 10, 2012, cash dividends are distributed quarterly in March, June, September and December of each year. Previously, cash dividends were distributed quarterly on February 1, May 1, August 1, and November 1.

Participants’ Accounts

Individual accounts are maintained for each of the Plan participants to reflect each participant’s share of the Company’s contribution, the participant’s contribution and the Plan’s income according to the participant’s investment of his or her own account.  Allocations of income are determined at the participant account level.

Vesting

Participants are fully vested at all times in their entire account balance, including employer contributions.

NSTAR Savings Plan

Notes to Financial Statements (continued)

1.  Plan Description (continued)

Benefits

Following termination or retirement, the participant has several options: participants may defer receipt of any balances in their account up to the time they attain age 70 ½ if their account balance is greater than $1,000; they can initiate a direct rollover of all or a portion of their account in the Plan to another qualified plan or individual retirement account; or they can request a lump sum disbursement. Participants who have terminated employment may also take partial distributions. In-service withdrawals and loans are permitted if certain criteria are met.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowances for credit losses have been recorded as of December 31, 2013 and 2012.  If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Subject to certain limitations, participants may apply for loans from their account balances. Interest on the loan is set at a reasonable rate as determined by the Committee at the time of borrowing, and the loans are secured by the balance in the participant’s account.  Loans are to be repaid within one to five years (for a general loan) or up to 30 years (for a primary residence loan).

2.  Summary of Significant Accounting Policies

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP), and in accordance with the rules and regulations of ERISA.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Plan Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

NSTAR Savings Plan

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies (continued)

Income Recognition

The allocation of each Plan investment fund’s earnings to a Participant’s account is based on the percentage of the Participant’s units in the fund’s Plan investment and is allocated daily. Capital gain distributions are included in dividend income. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation in the Fair Value of Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant’s account between investment choices. The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation in the fair value of its investments that consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Participant contributions are recorded in the period payroll is earned by the Participants. Employer matching contributions are deposited and recorded concurrent with the payroll periods.

Distributions and Withdrawals

Distribution and withdrawal payments are recorded when approved for payment.

Investments

Plan investments are stated at fair value. The fair value of shares held in investments at registered investment companies and certain assets in the self-directed Brokerage Link account is based on the closing market price as of December 31, 2012. Preferred stock, corporate and government bonds in the self-directed Brokerage Link account are valued based on quoted prices in non-active markets. Investments in the NU Common Shares Fund are stated at estimated fair values, which have been determined based on unit values. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The unit value of the NU Common Shares Fund was $27.30 as of December 31, 2012.

NSTAR Savings Plan

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies (continued)

Investments (continued)

The Plan has investment options for participants, which invest in various securities including registered investment companies, United States government securities, corporate debt instruments, and corporate stocks, including NU common shares. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Transfers between Investment Choices

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment option or options to any of the other options offered by the Plan on a daily basis.

Fair Value of Financial Instruments

The Plan applies Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurement and Disclosures (ASC 820), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

NSTAR Savings Plan

Notes to Financial Statements (continued)

3.  Summary of Plan Investments

The fair value of individual investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, were as follows:

(Thousands of Dollars)	2013*	2012
NU Common Shares Fund	$ -	$ 396,501
Spartan 500 Index Fund -Institutional Class	-	109,822
Vanguard Windsor II Fund	-	77,482
Fidelity Asset Manager 50% Fund	-	68,487
Fidelity Retirement Government Money Market Portfolio	-	58,105
Brokerage Link	-	49,151
Fidelity Growth Company K Fund	-	48,594

* Investment balances transferred to the NUSCO 401k Plan.

For the years ended December 31, 2013 and 2012, the Plan’s investments, including investments bought and sold as well as held during the year, appreciated in fair value as follows:

(Thousands of Dollars)	2013	2012
NU Common Shares Fund	$ 33,720	$ 48,319
Brokerage Link	6,947	3,979
Registered Investment Companies	97,940	31,411
	$ 138,607	$ 83,709

4.  Fair Value Measurements

The Plan discloses fair value measurements pursuant to a framework for measuring fair value in accordance with GAAP. The Plan follows a fair value hierarchy that prioritizes the inputs used to determine fair value and requires the Plan to classify assets and liabilities carried at fair value based on the observability of these inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

NSTAR Savings Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements (continued)

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following represents the fair value hierarchy of NSTAR Savings Plan financial assets that were recognized at fair value on a recurring basis as of December 31, 2012. All investment balances were transferred to the NUSCO 401k Plan effective December 31, 2013.

(Thousands of Dollars)	Level 1	Level 2	Level 3	Total
Investments
Registered Investment Companies	$ 495,248	$ -	$ -	$ 495,248
NU Common Shares Fund	-	396,501	-	396,501
Fidelity Brokerage Link	48,260	891	-	49,151
Cash and Cash Equivalents	17	-	-	17
Total	$ 543,525	$ 397,392	$ -	$ 940,917

The fair value of shares of registered investment companies and money market funds represent the net asset value of such shares as of the close of business at the end of the period based on quoted active market prices of the underlying investments. Fair value of other investments in the Fidelity Brokerage Link, including common stock, rights/warrants, exchange-traded options and exchange-traded limited partnerships, are determined by quoted active market prices where available. These investments have been categorized as Level 1.

Investments in the NU Common Shares Fund are stated at estimated fair values, which have been determined based on unit values. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Certificates of deposit in the Fidelity Brokerage Link are valued at the balance reported by the issuing bank. Preferred stock, corporate and government bonds in the Fidelity Brokerage Link are valued based on quoted prices in non-active markets. These investments have been categorized as Level 2.

NSTAR Savings Plan

Notes to Financial Statements (continued)

5.  Administrative Expenses

Expenses and charges incurred in the administration of the Plan are paid by the Company or by the Plan using credits it receives under its revenue sharing agreement with the trustee. Credits received under this revenue sharing agreement are recognized as other income on the Statements of Changes in Net Assets Available for Benefits and may be used to pay certain eligible Plan expenses, or may be allocated to participant accounts at the discretion of the Committee or the Plan fiduciaries. Fees related to the Fidelity Brokerage Link are deducted from Participant accounts. Registered investment companies’ expenses are deducted from Participant accounts. There is no cost to a Participant to initiate a loan.

For the years ended December 31, 2013 and 2012, the Company paid $2,965 and $26,984, respectively, of administrative expenses on behalf of the Plan.

6.  Tax Status

The IRS has determined, and informed the Company by a letter dated May 15, 2002, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee for the Plan believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.  Party-in-Interest Transactions

Certain plan investments such as shares of registered investment companies are managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as that term is defined in section 3(14) of ERISA. Also included in the Plan’s investments are common shares of NU, and Participant loans that also qualify as party-in-interest transactions.

For the year ended December 31, 2013, the Plan had investments in 9,563,539 common shares of NU, with a cost basis of $187.9 million.  For the year ended December 31, 2012, the Plan had investments in 10,057,089 common shares of NU, with a cost basis of $187.3 million. For the years ended December 31, 2013 and 2012, the Plan recorded dividend income of $13.2 million and $14.9 million, respectively.

Transactions under the Plan's revenue sharing agreement with the trustee (Note 5) qualify as party-in-interest transactions. Amounts received under this revenue sharing agreement were $525,000 for the year ended December 31, 2013, of which, $37,207 was used to pay eligible plan expenses and $487,793 was transferred to the NUSCO 401k Plan.

NSTAR Savings Plan

Notes to Financial Statements (continued)

8.  Plan Amendments

There were no amendments to the Plan for the year ended December 31, 2013.

Form 5500

EIN:  04-3466300

Plan No. 003

NSTAR Savings Plan

Form 5500, Schedule H, Part IV, Line 4(j) - Schedule of Reportable Transactions

As of December 31, 2013

(Thousands of Dollars)

(a)	(b)	(c)		(e)		(g)	(h)	(i)
Identity of Party Involved	Description of Assets	Number of Purchases	Purchase Price	Number of Sales	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/(Loss)

Category (i) - Single transactions in excess of 5% of Plan assets

*Northeast Utilities	NU Common Shares	-	$ -	1	$216,982	$126,311	$216,982	$ 90,671

Category (iii) - Series of transactions in excess of 5% of Plan assets

*Northeast Utilities	NU Common Shares	-	$ -	251	$251,937	$148,862	$251,937	$103,075

*Party-in-Interest

There were no category (ii) or (iv) reportable transactions

Columns for "Lease Rental" and "Expenses Incurred with Transactions" are not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Northeast Utilities Service Company 401k Plan, as successor to the NSTAR Savings Plan

Date: June 25, 2014	/s/	Christine M. Carmody
Christine M. Carmody Senior Vice President - Human Resources Plan Administrator